UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period:   March 2006                File No.    0-31195

Alpha Gold Corporation

(Name of Registrant)

410 Donald Street, Coquitlam, British Columbia, Canada  V3K 3Z8

(Address of principal executive offices)

1.

News Release dated March 31, 2006

2.

News Release dated June 9, 2006

3.

Notice of Annual General Meeting for July 10, 2006

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     FORM 20-F XXX                     FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 Yes _____            No XXX

.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Alpha Gold Corporation

(Registrant)

Dated: June 21, 2006	By: /s/ George Whatley George Whatley, President and Director

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:

Alpha Gold engages CHF Investor Relations

COQUITLAM, BC, March 31 /CNW/ - Alpha Gold Corp. (TSX-V: ALQ) today announced that it has retained the services of CHF Investor Relations (Cavalcanti Hume Funfer Inc. of Toronto and Calgary), Canada's longest established and one of its most respected IR firms.

Commencing April 1st, CHF will provide investor relations and market-making services for a term of twelve months to March 31, 2007. Thereafter, services shall continue on a monthly basis whereby either party may terminate the agreement upon tendering three months' written notice. CHF will receive a monthly fee of $7,500, plus approved disbursements. CHF will receive incentive stock options, subject to Board and regulatory approvals, in the amount of 250,000 shares at an exercise price of $0.40, a premium to the market. TSX Venture Exchange vesting rules shall apply. CHF's investor relations and market-making services are sanctioned by TSX Venture Exchange Policy 3.4.

George Whatley, President, stated "We believe that the quality of the Lustdust property warrants wider recognition of Alpha Gold in the investment community. The proven and professional IR strategy behind CHF Investor Relations will facilitate broadening our audience and achieving this goal."

About CHF Investor Relations

CHF Investor Relations, a proactive, results-driven firm, offers premium IR service to an international portfolio of client companies operating in a broad range of industries including mining exploration and development, oil and gas, biotechnology, high-tech, telecommunications services and special situations. CHF provides comprehensive IR representation to the Canadian audience through their offices in Toronto and Calgary. For more information, please visit their website at www.chfir.com.

About Alpha Gold Corp.

Alpha Gold is a junior mineral exploration company publicly listed on the TSX Venture Exchange under the symbol "ALQ". Its Lustdust Property, located in central British Columbia, is 4,800 hectares over 230 contiguous mineral claims and exhibits gold-copper-silver-zinc mineralization hosted in sulphide-rich skarns. The southern part of the property includes the exploratory tunnels of the Takla Silver Mine (BCMINFILE 093N009), a developed prospect that contains Au-Ag-rich veins. There are approximately 25 million shares outstanding.

Should you wish to receive Company news via email, please email alison(at)chfir.com and specify "Alpha Gold News" in the subject line.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

%SEDAR: 00005818E

/For further information: George Whatley, President, Alpha Gold Corp.,

T: (604) 939-4083, E: alpha-gold(at)shaw.ca; -or- Nick Kohlmann, M.Sc.

Geology, Vice President, CHF Investor Relations, T: (416) 868-1079 x222,

E: nick(at)chfir.com/

(ALQ.)

CO: Alpha Gold Corp.

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:

Alpha Gold mobilizes diamond drill to Lustdust Property

COQUITLAM, BC, June 9 /CNW/ - Alpha Gold Corp. (TSX-V: ALQ) today announced that a diamond drill rig has been mobilized to begin testing 3 areas of anomalous soil geochemistry on its 100%-owned Lustdust Property in central British Columbia.

George Whatley, President, stated "The targeted areas are highly prospective for Cu-Au-Ag skarn and Zn-Au-Ag manto styles of mineralization and soil geochemistry has proven to be the best exploration tool on this property." The planned diamond drilling program of 5,000 metres in 24 holes is expected to last approximately 6 to 8 weeks and will be followed by a reverse-circulation drilling program designed to test the potential for sediment-hosted gold mineralization elsewhere on the property.

While Alpha Gold has sufficient working capital to complete the planned $1 million summer exploration program, the Company is currently raising additional funds, via flow-through and hard dollar, to augment the working capital and improve share liquidity.

About Alpha Gold Corp.

Alpha Gold is a junior mineral exploration company publicly listed on the TSX Venture Exchange under the symbol "ALQ". Advantageously situated in central British Columbia, with nearby road and rail access, Alpha Gold's Lustdust Property consists of 11 contiguous mineral claims covering 6,400 hectares and contains 5 known mineralized zones including the gold-copper-silver Canyon Creek Skarn and the Number 3 zinc-gold-silver manto. The southern part of the property includes the exploratory tunnels of the Takla Silver Mine (BCMINFILE 093N009), a developed prospect that contains high grade gold-silver veins. There are approximately 25 million shares outstanding. Please visit www.alphagold.bc.ca for more detail.

Should you wish to receive Company news via email, please contact Alison Tullis at alison (at) chfir.com and specify “Alpha Gold News” in the subject line.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this new release.

%SEDAR: 00005818E

/For further information: George Whatley, President, Alpha Gold Corp.,

T: (604) 939-4083, E: alpha-gold(at)shaw.ca; or Cathy Hume, CEO, CHF Investor Relations,

T: (416) 868-1079 x231, E: cathy(at)chfir.com/

(ALQ.)

CO: Alpha Gold Corp.

510 Burrard St	T 604 689 9853
2nd Floor	F 604 689 8144
Vancouver BC	pacific@pctc.com
V6C 3B9	www.pctc.com

May 23, 2006

British Columbia Securities Commission

PO Box 10142 Pacific Centre

701 West Georgia Street 9th Floor

Vancouver, BC

V7Y 1L2

Dear Sirs/Mesdames:

As required by Section 2.2 of National Instrument 54-101, please be advised of the following:

Issuer: ALPHA GOLD CORP
Meeting Type:	Annual General Meeting
ISIN:	CA02073D1096
Meeting Date:	August 16, 2006
Record Date for Notice:	July 10, 2006
Record Date for Voting:	July 10, 2006
Beneficial Ownership Determination Date:	July 10, 2006
Class of Securities Entitled to Receive Notice:	COMMON SHARES
Class of Securities Entitled to Vote:	COMMON SHARES
OBO Distribution Payment:	Issuer will not pay for OBOs
Material Distributed to:	Non Declining Holders

If you require further information, please contact:

“YASMIN JUMA”

YASMIN JUMA

PACIFIC CORPORATE TRUST COMPANY

cc: Alberta Securities Commission	cc: P.E.I Securities Commission
cc: Manitoba Securities Commission	cc: Quebec Securities Commission
cc: New Brunswick Securities Commission	cc: Saskatchewan Securities Commission
cc: Newfoundland Securities Commission	cc: Registrar of Securities – NT
cc: Nova Scotia Securities Commission	cc: Registrar of Securities – YT
cc: Ontario Securities Commission	cc: Nunavut
cc: TSX Venture Exchange	cc: CDS Inc.